Exhibit 99.1

Cloopen Receives NYSE’s Final Delisting Determination

BEIJING, October 26, 2023 /PRNewswire/ -- Cloopen Group Holding Limited (OTC: RAASY) (“Cloopen” or the “Company”) today announced that on October 25, 2023, it received the final delisting determination from the committee for review (the “Committee”) of the board of directors of the New York Stock Exchange LLC (the “NYSE”).

On May 18, 2023, the Company received a notice from the NYSE regarding the commencement of delisting proceedings of the Company’s American depositary shares (the “ADSs”) on the basis that the Company failed to file its annual reports on Form 20-F for the years ended December 31, 2021 and December 31, 2022 and current report on Form 6-K for the half year ended June 30, 2022 by May 17, 2023, which was the maximum time allowed under Section 802.01E of the NYSE’s Listed Company Manual (the “Determination”). The Company subsequently filed with the NYSE a written request for a review of the Determination by the Committee. On October 25, 2023, the Committee affirmed the Determination.

Pursuant to Section 804.00 of the NYSE’s Listed Company Manual, the Company expects the NYSE to file a Form 25 with the Securities and Exchange Commission (the “SEC”) to strike the Company’s ADSs from listing and registration. Prior to filing the Form 25 with the SEC, the NYSE will give public notice of its final determination to remove the Company’s ADSs from listing by issuing a press release and posting a notice on its website.

The Company’s ADSs remain quoted and traded on the over-the-counter market in the United States under the symbol RAASY. The Company is actively evaluating the options available to it to protect the interests of its shareholders.

About Cloopen Group Holding Limited

Cloopen Group Holding Limited is a leading multi-capability cloud-based communications solution provider in China offering a full suite of cloud-based communications solutions, covering communications platform as a service (CPaaS), cloud-based contact centers (cloud-based CC), and cloud-based unified communications and collaborations (cloud-based UC&C). Cloopen’s mission is to enhance the daily communication experience and operational productivity for enterprises. Cloopen aspires to drive the transformation of enterprise communications industry by offering innovative marketing and operational tactics and SaaS-based tools.

For more information, please visit https://ir.yuntongxun.com.

Forward-Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Cloopen may also make written or oral forward-looking statements in its reports filed with or furnished to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Cloopen’s beliefs and expectations as well as its financial outlook, are forward-looking statements. These forward-looking statements are based on Cloopen’s current expectations and involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Cloopen’s filings with the SEC. All information provided in this press release is current as of the date of the press release, and Cloopen does not undertake any obligation to update such information, except as required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement, and you are cautioned not to place undue reliance on these forward-looking statements.

For investor and media inquiries, please contact:

Cloopen Group Holding Limited

Investor Relations

Email: ir@yuntongxun.com

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